October 10, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Greg Belliston

Re:	eHealth, Inc.
Registration Statement on Form S-1 (No. 333-133526)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several Underwriters, hereby join in the request of eHealth, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement so that such Registration Statement will be declared effective by the Securities and Exchange Commission at 4:00 p.m., Eastern Daylight Time, on October 12, 2006, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 25, 2006, through October 10, 2006 at 5:00 p.m., Eastern Daylight Time:

Preliminary Prospectus dated September 25, 2006

15,412 copies to prospective underwriters, institutional advisors, dealers and others

The undersigned, as representatives of the several Underwriters, has and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 of the General Rules and Regulations under the Securities Exchange Act of 1934.

Very truly yours, Morgan Stanley & Co. Incorporated Merrill Lynch, Pierce, Fenner & Smith Incorporated as representatives of the several underwriters By: Morgan Stanley & Co. Incorporated

/s/ Bradley Rencher
Signature

Bradley Rencher, Associate
Print Name and Title of Authorized Signatory

By: Merrill Lynch, Pierce, Fenner & Smith Incorporated

/s/ Mark Watt
Signature

Mark Watt, Vice President
Print Name and Title of Authorized Signatory